Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BellSouth Corporation
Commission File No.: 1-8607
AT&T-BellSouth Merger — Third Party Quotes

“The refreshing dynamism of that marketplace is one reason we see no reason to oppose the proposed merger between AT&T and BellSouth Corp. The newer, larger AT&T might even prod a renewed competition between phone, cable, satellite and wireless providers to bring communications services we can now only imagine closer to reality.”
Rocky Mountain News Editorial
“Misplaced fears of a telecom merger — AT&T, BellSouth plan no threat to consumers”
Mar. 8, 2006

“Last year those two companies combined with little resistance. And on Monday Mr. Hundt [former FCC Chairman] said that AT&T’s proposal to buy BellSouth for $67 billion was ‘eminently thinkable,’ and that if he were still at the commission, ‘I would bless the deal.’”
“Is Antitrust No Longer The Issue?”
New York Times, Mar. 7, 2006

“So regulators should look favourably on an AT&T/BellSouth combination. Competition between phone and cable companies spanning telephony, television and broadband internet (the so-called “triple play”) is likely to have more benefits for consumers than the regional break-up of AT&T provided.”
Financial Times Editorial
“Ma Bell and her babies — The AT&T/BellSouth merger ought to face one proviso,” Mar. 7, 2006

“Consumer ‘activists’ and other critics are convinced that these telecom mergers mean few competitors and higher prices. But they’re using a model of the industry that dates to the break up of Ma Bell in 1984, when cable companies and phone companies didn’t provide each others’ services and the consumer wireless market was practically nonexistent.”
“[A]nother benefit [of the merger] is the faster rollout of new services made possible by economies of scale.”
Wall Street Journal Editorial
“Not Your Ma’s Bell,” Mar. 7, 2006

“[P]hone companies such as AT&T and Verizon are starting to offer video services through high-speed Internet lines that can compete with cable and satellite TV operators. The proposed merger could actually promote that competition. Offering video through broadband connections also could serve as the Trojan horse that pushes high-speed Internet service into more homes.”
Los Angeles Times Editorial
“Competition Calling,” Mar. 7, 2006

“The proposed merger of AT&T and BellSouth is another step in the necessary transition of the U.S. telecommunications industry from voice toward integrated broadband and video services. Consumers will benefit in many ways.”
“The day when regulators could justify arbitrary barriers on service providers based on geography or history is long gone. Those barriers, not consolidation, slow deployment and keep prices high. The Department of Justice, Federal Communications Commission, and state regulators should approve this merger because it is the twenty-first century market’s answer to what consumers want and need in bundled broadband applications.”
Steven Titch, The Heartland Institute
“AT&T/BellSouth Merger a Necessary Step for Industry Transition,” Mar. 7, 2006

“The deal represents the business reality that technology has advanced much faster than the current rules can regulate. Rapid technology advancements have been accompanied by robust competition among companies that, just years ago, were not traditionally viewed as rivals. In fact, the last telecommunications law was enacted before the common use of the Internet and now the marketplace is forcing real time adjustments in order to ensure that the best technology is available to consumers.”
William Kovacs, U.S. Chamber of Commerce
“AT&T’s BellSouth Acquisition Sign of New Reality — Calls for New Telecom Regulations for a
New Era,” Mar. 7, 2006

“The industry needs that consolidation to make them stronger against competing technologies.”
Tim Ghriskey, Chief Investment Officer, Solaris
“AT&T agrees to buy BellSouth for $67 billion”
Associated Press, Mar. 5, 2006

“An AT&T-BellSouth deal...would effectively validate the vision of competition laid out by the government — one in which traditional telecom firms compete directly against cable operators rather than against each other.”
“AT&T Nears $65 Billion Deal To Buy BellSouth”
Wall Street Journal, Mar. 5, 2006

“[Roger Entner of information-technology research company Ovum] said he believes the merger won’t raise prices for businesses, which still have a choice of three enterprise networks. By consolidating all of their business with one carrier, they may be able to negotiate better rates and to smooth their billing, he said.”
“AT&T’s Bid Raises Brows Of Consumer Groups”
Wall Street Journal, Mar. 6, 2006

“In the short term, combining forces will afford the incumbent providers the sort of economies of scale enabling them to undercut the new competition with bundled services at lower prices, said James Katz, a professor of communication at Rutgers University in New Brunswick, N.J. Although the number of big telecom providers is shrinking, consolidation should make the incumbent providers more competitive against the newcomers — a boon for consumers.”
“AT&T’s Bid Raises Brows Of Consumer Groups”
Wall Street Journal, Mar. 6, 2006

“This is a logical and predictable move by AT&T. This kind of consolidation makes sense, providing new leverage and capabilities as Verizon and AT&T compete against cable.”
Peter Thonis, Verizon
“Will Verizon Try to Dial Up a Deal? AT&T-BellSouth Pact May Spark A New Round of
Consolidation Within Telecom, Cable Industries”
Wall Street Journal, Mar. 6, 2006

“[W]hile consumers in many areas of the country could soon be enjoying the benefits of more cable TV competition, consumers in the southeastern U.S. were facing a long wait for the same benefits. If the proposed deal goes through, cable competition could come sooner to the South.”
“Despite the easy rhetoric, this deal does not signal a return to the days of monopoly in telephone service. Instead, it serves as a reminder of how far competition has come, and how choices have increased, for American consumers. And that competition and choice will, if anything, be stronger due to this merger.”
James Gattuso, The Heritage Foundation
“AT&T-BellSouth: No Big Deal”
The Technology Liberation Front, Mar. 6, 2006

“[Industry consultant Ford Cavallari of Adventis Corp.] understood that the deal might appear as if Ma Bell were being re-created. “But while it could look like we’re going back to the future, several competitive markets have been created since 1984,” Cavallari said.”
“AT&T to Buy BellSouth for $67 Billion”
Los Angeles Times, Mar. 6, 2006

“Blair Levin, a regulatory analyst with Stifel, Nicolaus & Co., said the merger has to be looked at ‘in the light of a very different marketplace, with more competition, more substitution and more ways of reaching consumers...at the end of the day, it is not reducing competition because the competition really is coming from these other forces.’”
“AT&T in $67 Billion Deal to Buy BellSouth; Purchase Involves Local Lines, Cingular”
Washington Post, Mar. 6, 2006

“AT&T will be more aggressive in BellSouth’s footprint and bring the BellSouth customers more of the innovations that the AT&T customer already is beginning to experience.”
Roger Entner, Telecommunications Analyst, Ovum
“AT&T to Buy BellSouth: Experts differ on how deal affects consumers”
Atlanta Journal-Constitution, Mar. 6, 2006

“Traditional local and long-distance phone service, the business that made Ma Bell a household name, is only a small part of the new AT&T’s diversified portfolio, which includes Internet data transmission, business services and above all, wireless communications.”
Martin Wolk, Chief Economics Correspondent
“New AT&T rising, but unlike Ma Bell of yore”
MSNBC, Mar. 6, 2006

“This transaction has appeared inevitable and desirable for broadband consumers, particularly in the South.”
Ray Gifford, former chairman of the Colorado Public Utilities
Commission and President of Progress and Freedom Foundation
“Gifford, May See Consumer Benefits, Danger of Rentseeking”
Progress and Freedom Foundation, Mar. 6, 2006.

“Hopefully, the FCC will stick to the competition aspects of this merger, and not use it as an opportunity to placate every special interest that will seek to get something out of the regulatory review of this transaction...At first glance, a horizontal merger like this should face few regulatory hurdles.”

Randolph May, Senior Fellow and director of Communications Policy
Studies, Progress and Freedom Foundation
“Gifford, May See Consumer Benefits, Danger of Rentseeking”
Progress and Freedom Foundation, Mar. 6, 2006

“Well, it’s not going to have a big effect on most consumers. It will be a change in brand, so they’ll have to get familiar with the new company. But most of the services will remain the same, and it will probably accelerate some of the innovation and new services down the road.”
Well, the benefit for consumers is, you know, five or six years ago consumers had no alternative. And the great thing about today is, if people don’t like the phone company, they can go to the cable company. If they don’t like the cable company, they can go to the phone company. And they have multiple wireless choices. So, is the competitive situation nirvana now? No. However, it’s dramatically better than it was when it was a monopoly. And directionally, it’s getting better every single day.”
Scott Cleland, Precursor Group
“Merger Could Mean Better Services, Analyst Says”
NPR: All Things Considered, March 6, 2006

“AT&T’s announcement that it will merge with BellSouth is a pro-competitive move that will benefit consumers.”
“The increasing ability of consumers to substitute different modes of communication—landline telephones, wireless, Voice over IP—for another is leading to an expanded marketplace that is transcending the public utility model of the telecommunications industry. The kind of network integration that we will see from the merger of AT&T with BellSouth is necessary to encourage competition among the communications networks and to foster the rollout of new ones.”
Wayne Crews, Competitive Enterprise Institute
“CEI Supports a Rapid Merger With Few Regulatory Strings”
Competitive Enterprise Institute, March 6, 2006

Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.
AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.